Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports first quarter 2024 results

•Consolidated adjusted EBITDA1 growth of 1.1% better than Q1 plan, delivering 0.8 percentage-point increase in adjusted EBITDA margin2 to 42.7% on 2.0% lower operating costs
•Net earnings of $457 million, down 42.0%, with net earnings attributable to common shareholders of $402 million, down 44.6% or $0.44 per common share; adjusted net earnings1 of $654 million yielded adjusted EPS1 of $0.72, down 15.3%
•Cash flows from operating activities down 9.2% to $1,132 million; free cash flow1 stable at $85 million
•Wireless operating momentum continues: highest Q1 mobile phone postpaid net activations3 since 2018, up 4.5% to 45,247; blended average revenue per user (ARPU)4 remains essentially stable in a competitive market
•Best Q1 retail Internet net subscriber activations3 since 2007, up 13.9% to 31,078; IPTV net activations increased 30.0% to 14,174
•Bell Media digital revenue5 up 33% as digital platforms and advertising technology drove strong growth; total media revenue and adjusted EBITDA down year over year, reflecting one-time retroactive subscriber revenue adjustment in Q1 2023
•First quarter of year-over-year advertising revenue growth since Q4 2022
•Reconfirming all 2024 financial guidance targets

MONTRÉAL, May 2, 2024 – BCE Inc. (TSX, NYSE: BCE) today reported results for the first quarter (Q1) of 2024.

“Today’s results reflect the Bell team’s continued ability to successfully navigate a heightened competitive environment and achieve operational results in line with our expectations for the quarter,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Bell is off to a solid start with adjusted EBITDA and margin that were ahead of plan, demonstrating the team’s focus on operational efficiencies and our continued efforts to address near-term economic pressures, while effectively balancing growth with profitability.

Bell’s award-winning networks and our leading services continue to resonate with Canadians. We had our best Q1 retail Internet net additions in 17 years, up 13.9% to 31,078, demonstrating customers’ continued preference for fibre. We are also deftly navigating an actively competitive wireless landscape with our highest Q1 postpaid net activations since 2018, up 4.5% to 45,247. Our pivot to digital at Bell Media helped drive digital revenue up 33% as digital platforms and advertising technology drove strong growth. I’m pleased to report that this is the first quarter of year-over-year advertising revenue growth since Q4 2022.

We have been putting the right building blocks in place over the past few quarters as we transition to a company focused on providing our customers with the communications, tech services and digital media they need now and in the future.”

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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.
4 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU. In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.
5 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

KEY BUSINESS DEVELOPMENTS

Innovative partnerships to deliver for our customers
Bell announced a partnership with Google Cloud to introduce Google Cloud Contact Centre AI (CCAI) from Bell for Canadian businesses that will enable intelligent customer and agent experiences through generative AI-infused technology. Google CCAI from Bell is supported by Bell’s Professional and Managed services teams and can be added to existing contact centre environments and to cloud contact centres of any size. Bell entered into a retail partnership with Loblaw to launch no name mobile, providing Canadians new affordable wireless options and prepaid plans, powered by PC Mobile and running on Bell’s leading 4G network. no name prepaid plans will be available in all 278 No Frills grocery store locations across Canada.

Champion customer experience
Bell MTS received an Innovation Award at the 2023 Manitoba Excellence in Customer Contact Achievement (MECCA) awards6 and Bell MTS team members were additionally recognized at the awards for their customer experience excellence.7

Delivering the most compelling content
Bell Media’s Crave streaming service became available on Amazon Prime Video in Canada. Crave’s premium, ad-free plan can be purchased by Amazon Prime Members directly through their Prime Video account, expanding its reach and giving subscribers easier access to Crave’s bilingual offering. Expanding the reach and discoverability of its platforms and content, Bell Media also launched 10 English and French-language free, ad-supported streaming television (FAST) Channels, available now on LG Channels and slated to roll out on Samsung TV Plus later this spring. Super Bowl LVIII was the most-watched Super Bowl on record with an average audience of 10 million viewers on CTV, TSN and RDS, up 16% compared to last year and reaching 19 million Canadians – nearly 50% of Canada’s population. Additional sports highlights included the 2024 NCAA March Madness tournament and the 2024 IIHF Women’s World Championship both on TSN and RDS, and the 2024 Masters Tournament on CTV, TSN and RDS.

Bell for Better
Bell has been named one of Canada’s Greenest Employers8 for the eighth consecutive year by Mediacorp. Bell was also named a Top Employer for Young People9 for the seventh consecutive year, a Top Family-Friendly Employer10 for the fifth consecutive year, and a Montréal Top

Employer11 for the 12th year in a row by the organization. Bell took the top spot among telecom providers and 51st overall in the Corporate Knights Global 10012 most sustainable corporations for 2024, and ranked 127th in the 2024 Clean200 list13 of global companies that earn the most from sustainable sources. Bell was also named the top telecom and ranked 3rd overall in the Globe and Mail’s Road to Net Zero report14. As part of a $10M partnership with the Graham Boeckh Foundation to support and scale Integrated Youth Services (IYS) initiatives across the country, Bell supported the launch of a new provincial IYS initiative in Nova Scotia which will bring free mental health services to young people in seven communities around the province.

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6 In March 2024, the Manitoba Customer Contact Association, an industry association in the customer contact service sector, awarded Bell MTS the 2023 Manitoba Excellence in Customer Contact Achievement (MECCA) Innovation Award for making process advancements through technology to improve customer and employee experience.
7 In March 2024, the Manitoba Customer Contact Association awarded several Bell MTS team members with the 2023 MECCA Representative of the Year Award to recognize their positive contributions to customer service, their workplace and community.
8 In March 2024, Bell was recognized as one of “Canada’s Greenest Employers” in the years 2017-2024 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on the development of sustainability initiatives and environmental leadership, when compared to other employers in the same field.
9 In January 2024, Bell was recognized as one of “Canada’s Top Employers for Young People” in the years 2018-2024 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc. Winners are evaluated and selected based on the programs offers to attract and retain young employees, when compared to other employers in the same field.
10 In March 2024, Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in the years 2020-2024 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc. Winners are evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.
11 In March 2024, Bell was recognized as one of “Montréal’s Top Employers” in the years 2013-2024 by Canada’s Top 100 Employers, an editorial competition organized by Mediacorp Canada Inc. Winners are evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.
12In January 2024, Corporate Knights Inc., a sustainable-economy media and research company, ranked BCE Inc. #51 overall and #1 in our sector and industry, in its 2024 ranking of the world’s 100 most sustainable corporations. The ranking is based on an assessment of more than 6,000 public companies with revenue over US $1 billion. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.
13 In February 2024, Corporate Knights and As You Sow ranked Bell 127th on their 2024 annual Clean200 list, ahead of our Canadian telecom competitors. The ranking is based on their clean revenues and screened against social and environmental criteria. The Clean200 list highlights companies that are leading the energy transition and place sustainability at the core of their business.
14 In February 2024, the Globe and Mail ranked Bell 3rd in their ranking of Canadian companies with strong management leading them on the Road to Net Zero. The ranking is based on Sustainalytics’ analysis of thousands of data points to calculate the Low-Carbon Transition Rating (LCTR) score. To date, it has rated 8,000 companies globally, including 260 publicly-traded corporations in Canada.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2024	Q1 2023	% change
BCE
Operating revenues	6,011	6,054	(0.7%)
Net earnings	457	788	(42.0%)
Net earnings attributable to common shareholders	402	725	(44.6%)
Adjusted net earnings	654	772	(15.3%)
Adjusted EBITDA	2,565	2,538	1.1%
Net earnings per common share (EPS)	0.44	0.79	(44.3%)
Adjusted EPS	0.72	0.85	(15.3%)
Cash flows from operating activities	1,132	1,247	(9.2%)
Capital expenditures	(1,002)	(1,086)	7.7%
Free cash flow	85	85	0.0%

“BCE’s Q1 results demonstrate that we’re on the right path forward as we head further into 2024,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

“Adjusted EBITDA was up 1.1%, better than plan, driving an 80 basis-point improvement in margin. Wireless and residential Internet revenue both grew 3%, fuelled by our best Q1 wireless postpaid net activations since 2018 and our highest Q1 retail Internet net subscriber activations since 2007.

We said at the beginning of the year that 2024 will be a transformational year for Bell. Our financial position remains healthy, and we are maintaining operational excellence in a period of heightened competitive intensity. With Q1 consolidated results that met our internal plan, I am pleased to reconfirm our financial guidance targets for 2024.”

•BCE operating revenues were $6,011 million in Q1, down 0.7% compared to Q1 2023. This result reflected 0.6% lower service revenue of $5,192 million, due to a year-over-year decline at Bell Media, partly offset by growth at Bell Communication and Technology Services (Bell CTS), as well as a 1.6% decrease in product revenue to $819 million.
•Net earnings decreased 42.0% to $457 million and net earnings attributable to common shareholders totalled $402 million, or $0.44 per share, down 44.6% and 44.3% respectively. The year-over-year declines were due to higher severance, acquisition and other costs related mainly to workforce reduction initiatives, higher other expense reflecting net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation as well as gains from the sale of land recognized in Q1 2023 related to our real estate optimization strategy, higher interest expense, as well as increased depreciation and amortization expense. These factors were partly offset by lower income taxes, higher adjusted EBITDA and lower asset impairment charges related to office spaces we ceased using as part of our real estate optimization strategy due to Bell’s hybrid work policy. Adjusted net earnings were down 15.3% to $654 million, resulting in a 15.3% decrease in adjusted EPS to $0.72.
•Adjusted EBITDA grew 1.1% to $2,565 million, reflecting a 1.7% increase at Bell CTS, partly offset by an 11.4% decrease at Bell Media. BCE’s consolidated adjusted EBITDA margin increased 0.8 percentage points to 42.7% from 41.9% in Q1 2023, driven by a 2.0% improvement in operating costs reflecting lower timing-related programming costs at Bell Media and the favourable impact of various cost reduction initiatives and other operating efficiencies across the organization.
•BCE capital expenditures were $1,002 million, down 7.7% from $1,086 million last year, corresponding to a capital intensity15 of 16.7%, compared to 17.9% in Q1 2023. The year-over-year decrease is consistent with a planned reduction in capital spending and slowdown in our pure fibre build.
•BCE cash flows from operating activities were $1,132 million, down 9.2% from Q1 2023, reflecting increased cash taxes due mainly to the timing of instalment payments and higher severance, acquisition and other costs paid, partly offset by increased cash from working capital and higher adjusted EBITDA.
•Free cash flow of $85 million was unchanged compared to Q1 2023 as lower cash flows from operating activities excluding acquisition and other costs paid were offset by a decrease in capital expenditures.
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15 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services (Bell CTS)

•Total Bell CTS operating revenues increased 0.1% to $5,375 million.
•Service revenue grew 0.5% to $4,556 million, driven mainly by ongoing expansion of our mobile phone, mobile connected device and retail Internet and IPTV subscriber bases, increased sales of business solutions services to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including FX Innovation. This was partly offset by ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential home services compared to Q1 last year, lower overage revenue as a result of more mobile phone customers subscribing to unlimited and larger capacity data rate plans, as well as lower sales of international long-distance minutes to wholesale customers.
•Product revenue decreased 1.6% to $819 million, due to lower telecom data equipment sales to large enterprise customers, reflecting the normalization of sales volumes compared to exceptionally strong growth in Q1 2023 attributable to the recovery from global supply chain disruptions, and lower revenues from The Source. This was partly offset by higher wireless product revenue driven by a greater sales mix of higher-value mobile phones and the timing of mobile device sales to large enterprise customers in the government sector.
•Bell CTS adjusted EBITDA grew 1.7% to $2,448 million, yielding a 0.7 percentage-point margin increase to 45.5% from 44.8% in Q1 2023. This was driven by the flow-through of higher year-over-year service revenue and a 1.1% reduction in operating costs reflecting lower cost of goods sold from decreased product sales in the quarter and the favourable impact of various cost reduction initiatives and other operating efficiencies.
•Postpaid mobile phone net subscriber16 activations totaled 45,247, up 4.5% from 43,289 in Q1 2023, representing our best Q1 result since 2018. The increase was driven by 34.6% higher gross subscriber activations, driven by population growth, continued 5G and multi-product bundling momentum, effective promotions and stronger Virgin Plus performance. This was partly offset by an increase in mobile phone postpaid customer churn16 to 1.21% from 0.90% in Q1 2023, reflecting greater overall competitive market activity and promotional offer intensity compared to last year, as well as lower business customer demand attributable to a soft economy and workforce and other cost rationalization initiatives undertaken by our enterprise customers.
•Bell’s prepaid mobile phone customer base declined by 20,039 net subscribers16 in Q1 2024, compared to a net loss of 16,654 in Q1 2023. Despite a 5.7% increase in gross activations, the year-over-year decrease was the result of greater customer migrations to postpaid service and higher customer churn, which increased to 5.74% from 5.28% last year, reflecting more customer deactivations due to attractive promotional offers and availability of mobile 5G service on postpaid discount brands.
•Bell’s mobile phone customer base totalled 10,206,452 at the end of Q1 2024, a 3.1% increase over last year, comprised of 9,362,275 postpaid subscribers, up 3.6%, and 844,177 prepaid customers, down 2.1%. In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove 105,802 very low to non-revenue generating business market customers.
•Mobile phone blended ARPU was essentially unchanged at $58.14 in Q1 2024 compared to $58.15 in Q1 2023.
•Mobile connected device net activations were down 6.1% to 66,406 in Q1 2024, despite more connected car subscriptions and fewer data device deactivations, due to lower consumer and business IoT activations, which can fluctuate from quarter to quarter. At the end of Q1 2024, mobile connected device subscribers16 totalled 2,798,954, an increase of 11.5% over last year.
•Bell added 31,078 net new retail Internet subscribers16, up 13.9% from 27,274 in Q1 2023. This represents our best Q1 result since 2007, driven by higher customer gross activations reflecting strong customer demand for fibre-based services, increased customer penetration of tenured fibre footprint, a focus on bundled offerings with mobile service and improved year-over-year small business performance. This was partly offset by higher customer deactivations attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services.
•Retail Internet subscribers totalled 4,496,712 at the end of Q117, a 5.1% increase from last year, which includes 3,850 business customers gained from a small acquisition made in the quarter. In Q1 2024, we removed 11,645 turbo hubs customers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint.
•Bell added 14,174 net new retail IPTV subscribers16, up 30.0% from 10,899 in Q1 2023, driven by higher customer activations from greater Internet pull-through and the success of our multi-brand segmentation approach, including standalone Fibe TV subscriptions and Fibe TV streaming service, which attained its highest Q1 activations since launch. At the end of Q1 2024, Bell served 2,084,516 retail IPTV subscribers17, a 4.3% increase over last year.
•Retail satellite TV subscribers are no longer being reported as of Q1 2024 as these customers no longer represent a significant proportion of overall revenues. Accordingly, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.
•Retail residential NAS16 net losses improved by 6.3% to 43,911 in Q1 2024, due to fewer customer deactivations. Bell’s retail residential NAS customer base totalled 1,977,70617 at the end of Q1 2024, down 7.8% from last year.
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16 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.
17 In Q2 2023, Bell’s retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers respectively, as a result of small acquisitions.

Bell Media

•Media operating revenue decreased 7.1% to $725 million in Q1 2024 as a result of lower year-over-year subscriber revenue, due mainly to a favourable retroactive adjustment in Q1 2023 related to a contract with a Canadian TV distributor, partly offset by higher advertising revenue.
•Advertising revenue was up 1.6%, due to increased year-over-year sales for our broadcast of Super Bowl LVIII, strong growth in digital advertising and improved out-of-home and radio performance. This result was achieved despite continued soft overall traditional broadcast TV advertiser demand, due to unfavourable economic conditions and delays in the delivery of newly scripted content due to the Hollywood writers’ strike in 2023.
•Subscriber revenue decreased 13.8%, due mainly to the favourable retroactive adjustment in Q1 2023 referenced above.
•Total digital revenues grew 33%, the result of strong growth in digital advertising that was fuelled by Bell Media’s programmatic advertising marketplace where growing customer usage of our expanded strategic audience management (SAM) TV sales tool drove a significant increase in advertising bookings this quarter, as well as by ad-supported subscription tiers on Crave and Addressable TV. Adjusted EBITDA was down 11.4% to $117 million, yielding a 0.8 percentage-point margin decline to 16.1%, as a result of lower year-over-year operating revenue. Operating costs improved 6.2%, reflecting lower TV programming costs due to content delays as a result of the Hollywood actors’ and writers’ strikes in 2023, restructuring initiatives undertaken over the past year as a result of the unfavourable economic and broadcasting regulatory environments, and the cessation of CRTC Part II fees in April 2023.
•TSN remained Canada’s number one sports network and the top specialty channel overall in Q1 2024; RDS remained the top-ranked French-language non-news specialty channel overall.
•Bell Media was ranked number one in full-day viewership for all French-language entertainment specialty and pay channels.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.9975 per common share, payable on July 15, 2024 to shareholders of record at the close of business on June 14, 2024.

OUTLOOK FOR 2024
BCE confirmed its financial guidance targets for 2024, as provided on February 8, 2024, as follows:

	2023 Results	2024 Guidance
Revenue growth	2.1%	0% to 4%
Adjusted EBITDA growth	2.1%	1.5% to 4.5%
Capital intensity	18.6%	Below 16.5%
Adjusted EPS growth	(4.2%)	(7%) to (2%)
Free cash flow growth	2.5%	(11%) to (3%)
Annualized common dividend per share	$3.87	$3.99

Directly as a result of federal government policies, we plan a significant reduction in 2024 capital expenditures that will lead to a slowdown in our pure fibre build and lower spending in highly-regulated businesses. We expect increased interest expense, higher depreciation and amortization expense, and lower gains on sale of real estate to drive lower adjusted EPS in 2024. For 2024, we also expect higher severance payments related to workforce restructuring initiatives, higher interest paid and lower cash from working capital to drive lower free cash flow.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2024 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q1 2024 results on Thursday, May 2 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight on June 1, 2024 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 3828464#. A live audio webcast of the conference call will be available on BCE's website at BCE Q1-2024 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net earnings attributable to common shareholders.

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q1 2024	Q1 2023
Net earnings attributable to common shareholders	402	725
Reconciling items:
    Severance, acquisition and other costs
    Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans
    Net losses on investments
    Impairment of assets
    Income taxes for above reconciling items
	229 90 6 13 (85)	49 (18) - 34 (18)
Non-controlling interest (NCI) for the above reconciling items	(1)	-
Adjusted net earnings	654	772

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q1 2024	Q1 2023
Cash flows from operating activities	1,132	1,247
Capital expenditures	(1,002)	(1,086)
Cash dividends paid on preferred shares	(46)	(55)
Cash dividends paid by subsidiaries to NCI	(14)	(21)
Acquisition and other costs paid	15	-
Free cash flow	85	85

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable IFRS financial measure is net earnings.

The following table is a reconciliation of net earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q1 2024	Q1 2023
Net earnings
Severance, acquisition and other costs
Depreciation
Amortization
Finance costs
    Interest expense
    Net return on post-employment benefit plans
Impairment of assets
Other expense (income)
Income taxes
	457 229 946 316 416 (16) 13 38 166	788 49 918 283 344 (27) 34 (121) 270
Adjusted EBITDA	2,565	2,538

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2024 annualized common share dividend, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable

Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of May 2, 2024 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after May 2, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:
•Improving economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.5% in 2024, representing an increase from the earlier estimate of 0.8%
•Easing, but still elevated, consumer price index (CPI) inflation as monetary policy works to reduce inflationary pressures
•Easing labour market conditions
•Growth in consumer spending driven mainly by strong population growth
•Business investment growth underpinned by the diminishing impact of past increases in interest rates, easing financial conditions and the overall growth of the economy
•Prevailing high interest rates expected to remain at or near current levels
•Population growth resulting from strong immigration
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
•The Canadian traditional broadcast TV and radio advertising market is experiencing a slowdown consistent with trends in the global advertising market, with improvement expected in the medium term, although visibility to the specific timing and pace remains limited
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:
•Increase our market share of national operators’ wireless mobile phone net additions
•Increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•In the BCE 2023 Annual MD&A, we disclosed our assumption of moderating growth in mobile phone blended ARPU. We are now assuming declining mobile phone blended ARPU, due to a higher-than-anticipated level of competitive pricing pressure which intensified progressively in the first quarter of 2024, that has carried over from the seasonally more intense Q4 2023 selling period.
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Improving wireless handset device availability in addition to stable device pricing and margins
•Further deployment of direct fibre to more homes and businesses within our wireline footprint, but at a slower pace than during any of 2020 to 2023
•Continued growth in retail Internet and IPTV subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility and Internet customers
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
•Increasing customer adoption of OTT services resulting in downsizing of TV packages

•Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform buying platforms, expansion of Addressable TV (ATV), as well as DTC subscriber growth, contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media content costs to secure quality programming
•Continued scaling of Crave through optimized content offering, user experience improvements and expanded distribution
•Continued support in original French programming with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated programming and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2024:
•An estimated post-employment benefit plans service cost of approximately $215 million
•An estimated net return on post-employment benefit plans of approximately $70 million
•Depreciation and amortization expense of approximately $5,000 million to $5,050 million
•Interest expense of approximately $1,650 million to $1,700 million
•Interest paid of approximately $1,750 million to $1,800 million
•An average effective tax rate of approximately 25%
•Non-controlling interest of approximately $60 million
•Contributions to post-employment benefit plans of approximately $55 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 912 million
•An annual common share dividend of $3.99 per share

Assumptions underlying expected continuing contribution holiday in 2024 in the majority of our pension plans
We have made the following principal assumptions underlying the expected continuing contribution holiday in 2024 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components
•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on May 2, 2024, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2024 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2024 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, elevated inflation, high interest rates and financial and capital market volatility, and the resulting negative impact on business and customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to transition from a traditional telecommunications company to a tech services and digital media company and meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective data governance framework; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared or the dividend on common shares will be increased by BCE’s board of directors; the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement sufficient corporate governance practices; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas emissions reduction and diversity, equity, inclusion and belonging.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2023 Annual MD&A dated March 7, 2024 and BCE’s 2024 First Quarter MD&A dated May 1, 2024 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE
BCE is Canada’s largest communications company18, providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
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18 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy
media@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca